September 30, 2020

Celeste M. Murphy

Branch Chief

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Monogram Orthopaedics, Inc.
Offering Statement on Form 1-A Submitted August 28, 2020
File No. 024-11305

Dear Ms. Murphy:

We acknowledge receipt of the comments in the letter dated September 24, 2020 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement of Monogram Orthopaedics, Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A Submitted August 28, 2020

Summary, page 4

1.	Please revise the Summary Overview to clarify that you have not yet made 501(k) premarket notification submissions for any of your product candidates, and that such submission is required in order to obtain clearance to market your products. Potential investors should be able to clearly ascertain from the Summary what stage of development the company is in and what steps remain prior to commercialization.

In response to the Staff’s comment, the “Summary Overview” of the Offering Statement has been revised to clarify that the Company has not yet made 501(k) premarket notification submissions for any of its product candidates, and that such submission is required in order to obtain clearance to market your products.

Jury Trial Waiver, page 19

2.	We note that the provision relating to an investor's waiver of a right to a jury trial applies to federal securities law claims. Please revise your disclosure to clearly state that investors cannot waive compliance with federal securities laws and the rules and regulations promulgated thereunder.

In response to the Staff’s comment, the disclosure regarding the Jury Trial Waiver in the Offering Statement has been revised to clearly state that investors cannot waive compliance with federal securities laws and the rules and regulations promulgated thereunder.

No Minimum Offering Amount, page 19

3.	We note your statements on page 19 and elsewhere that there is no minimum offering amount and that the company may close on any funds that it receives. However, we also note your statements on pages 1 and 7 that reference a minimum amount of shares to be sold. Please revise these statements to avoid confusion and clarify the best-efforts offering structure.

In response to the Staff’s comment, the Offering Statement has been revised on the Cover Page and elsewhere to make clear that there is no minimum offering amount, and to clarify that the offering being conducted on a “best efforts” basis means that there is no guarantee that any minimum amount will be sold in this offering.

Use of Proceeds to Issuer, page 20

4.	We note your statements under the Use of Proceeds discussion that the company intends to "try and fund" the development of the Monogram total knee and robotic system with proceeds received. Please revise your discussion to clarify at each capital raise level how far you anticipate the proceeds will go towards this goal (i.e., how much funding you anticipate is required to develop the system) and how you will secure the remainder of the funding needed if there is an anticipated shortfall.

The statements in the “Use of Proceeds” section of the Offering Statement have been revised as requested by the Staff.

Plan of Operations and Milestones, page 31

5.	Please remove your statements on pages 31 and 32 regarding the years in which you expect to receive FDA approval for your robotic system and implant, as such approval is not assured or within your control.

In response to the Staff’s comment, the Company has removed the specific year references in the “Plan of Operations and Milestones” section regarding the years in which the Company expects to receive FDA approval for its robotic system and implant. In an effort to comply with the disclosure requirements of Item 9(c) of Part II of Form 1-A, the Company has instead replaced those references with the Company’s estimates on how long the FDA review process could take before receiving a determination from the FDA. We further clarify that such timelines are only the Company’s best reasonable estimates, and that there is no guarantee that, at the end of such review period, the Company’s products will receive any FDA approval whatsoever.

Interest of Management and Others in Certain Transactions, page 36

6.	We note your statement that payments under the License Agreement include: annual license maintenance fees, milestone payments (upon completion of certain events, such as FDA Clearance of Monogram’s custom implants), running royalties (subject to certain adjustments) and sublicense fees. Please revise to disclose the material terms of the agreement, including the aggregate potential milestone payments, the royalty rate to be paid, and the term and termination provisions.

In response to the Staff’s comment, the Company has revised the disclosure of the Licensing Agreement in the “Interest of Management and Others in Certain Transactions” section of the Offering Statement to disclose the material terms of the agreement, including the aggregate potential milestone payments, the royalty rate to be paid, the licensing and sublicensing fee provisions, and the term and termination provisions.

7.	We note your disclosure that as part of the Licensing Agreement with Mount Sinai you are obligated to enter into a stock purchase agreement for the shares of Common Stock already issued to Mount Sinai before September 22, 2019, but have not yet done so. Please update your disclosure to reflect the current status of this agreement, as the date in question has already passed.

In response to the Staff’s comment, the Company has filed as Exhibit 6.15 to the Offering Statement the above-referenced Stock Purchase Agreement between the Company and Mount Sinai, and has also updated the disclosure in the Offering Statement regarding the status of this agreement.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Monogram Orthopaedics, Inc. If you have additional questions or comments, please contact me at Andrewstephenson@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Benjamin Sexson

Chief Executive Officer

Monogram Orthopaedics, Inc.